September 11, 2020

BY EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Karen Rossotto and Tony Burak

Re:	Stone Ridge All Asset Variance Risk Premium Fund

Registration Statement on Form N-14

File Numbers: 333-245689; 811-22761

Dear Ms. Rossotto and Mr. Burak:

On behalf of Stone Ridge All Asset Variance Risk Premium Fund (“New AVRPX”), a series of Stone Ridge Trust (the “Trust”), included with this letter are responses to comments of the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) that were provided telephonically on September 9, 2020 with respect to the Trust’s Registration Statement on Form N-14 (the “Prospectus/Proxy Statement”) filed with the Commission on August 13, 2020. For the convenience of the Staff, these comments have been summarized below. New AVRPX’s response follows each comment. Page numbers refer to the EDGAR version of the Prospectus/Proxy Statement. Capitalized terms used but not defined herein have the meanings assigned to them in the Prospectus/Proxy Statement.

1)

Staff Comment: The letter to shareholders at the beginning of the Prospectus/Proxy Statement includes a statement that, if the Proposed Reorganization is approved, Stone Ridge currently intends, following the consummation of the reorganization of Existing AVRPX into New AVRPX, to propose a reorganization of New AVRPX into the Stone Ridge Diversified Alternatives Fund (“SRDAX”), an open-end series of the Trust managed by Stone Ridge. From this statement, it appears that New AVRPX is committed, following the Proposed Reorganization, to a potential second reorganization of New AVRPX into SRDAX. Please supplementally provide us with more information about this potential second reorganization, including the proposed timing, and consider whether additional information about SRDAX, including financial statements, principal investment strategies, fees, risks, and any other information material to shareholders voting on the Proposed Reorganization, should be included in the Prospectus/Proxy Statement.

Response: The Prospectus/Proxy Statement relates solely to the Proposed Reorganization. At this time, the Adviser intends to propose the potential reorganization of New AVRPX with and into SRDAX to the Trust’s Board of Trustees (the “Board”) following the consummation of the

Proposed Reorganization. However, the Adviser has not made a final determination to do so, and this potential transaction has not yet been submitted to, considered by, or approved by the Board. As a result, the Adviser believes that it would not be appropriate to include additional disclosure about the potential second reorganization or about SRDAX in the Prospectus/Proxy Statement, and that doing so would be confusing to shareholders voting on the Proposed Reorganization. If the Adviser determines to propose the second reorganization and submits the proposal to the Board for approval, and the Board approves the transaction, then appropriate disclosure about the reorganization of New AVRPX into SRDAX will be provided to shareholders in advance of that reorganization. We note that, following the Proposed Reorganization, New AVRPX will be an open-end fund and, therefore, any New AVRPX shareholders who do not wish to receive shares of SRDAX as part of the second reorganization will have ample time to redeem their New AVRPX shares prior to any reorganization of New AVRPX and SRDAX. Finally, we also note that disclosure regarding SRDAX is currently publicly available on EDGAR and also on the stoneridgefunds.com web site.

2)	Staff Comment: Please explain supplementally the legal analysis behind New AVRPX’s conclusion that no shareholder vote is required for the potential second reorganization of New AVRPX into SRDAX.

Response: Rule 17a-8 under the 1940 Act provides that a merger of a registered investment company (or series thereof) and one or more other registered investment companies (or series thereof), such as the potential second reorganization of New AVRPX into SRDAX, is exempt from Sections 17(a)(1) and (2) of the 1940 Act if certain conditions are met. One of these conditions is that participation in the transaction is approved by the vote of a majority of the outstanding voting securities of the investment company that is not the surviving company (such as New AVRPX if and when it is reorganized with and into SRDAX). However, Rule 17a-8(a)(3) states that shareholder approval is not required if four conditions are met, all of which would be met in the potential second reorganization of New AVRPX into SRDAX. Specifically, (i) no policy of New AVRPX that under Section 13 of the Act could not be changed without a vote of a majority of its outstanding voting securities is materially different from a policy of SRDAX; (ii) no advisory contract between New AVRPX and the Adviser is materially different from an advisory contract between SRDAX and the Adviser, except for the identity of the investment company that is a party to the contract; (iii) trustees of New AVRPX who are not interested persons of new AVRPX, and who were elected by its shareholders, would comprise a majority of the trustees of SRDAX who are not interested persons of SRDAX; and (iv) any distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by SRDAX pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act will be no greater than the distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by New AVRPX pursuant to such a plan (in the case of a potential second reorganization, shareholders of New AVRPX would receive Class I Shares of SRDAX, which do not pay any distribution fees pursuant to Rule 12b-1 under the 1940 Act).

3)	Staff Comment: Please explain supplementally what registration statement will cover the exchange of shares between New AVRPX and SRDAX in the potential second reorganization.

Response: SRDAX has registered an unlimited amount of shares on its registration statement on Form N-1A, File Number 333-184477, which would cover any shares issued in the potential second reorganization.

4)

Staff Comment: Please supplementally provide us with additional information about the liquidity characteristics of New AVRPX, and how the Adviser concluded that the Proposed Reorganization would be appropriate from a liquidity and valuation perspective in light of the fact that it involves the reorganization of a closed-end fund into an open-end fund.

Response: As disclosed in the Prospectus/Proxy Statement, the Adviser did not identify significant investment advantages to Existing AVRPX stemming from its closed-end status, and believes, in the case of Existing AVRPX, that the expected benefits from the Proposed Reorganization outweigh the benefits of a closed-end interval fund structure. Existing AVRPX currently invests primarily in liquid securities. More specifically, substantially all of Existing AVRPX’s investments would be classified as highly liquid investments under Rule 22e-4 under the 1940 Act, and no repositioning of the Existing AVRPX portfolio will be required following the Proposed Reorganization, making Existing AVRPX’s portfolio suitable for an open-end fund. With respect to valuation, Existing AVRPX and New AVRPX have the same valuation policies and procedures and trade (or, in the case of New AVRPX, will trade) the same instruments. In addition, Existing AVRPX is currently, and New AVRPX will be, valued daily. As a result, New AVRPX does not anticipate any liquidity or valuation issues resulting from its status as an open-end fund.

5)	Staff Comment: Please ensure that the defined terms used to refer to Existing AVRPX and New AVRPX are consistent throughout the Prospectus/Proxy Statement.

Response: The requested changes have been made.

6)

Staff Comment: Under “What is the purpose of the proposal?” on page 1 of the Prospectus/Proxy Statement, it states that the proposal is designed to provide shareholders of Existing AVRPX with increased liquidity and lower fund fees and expenses. Please consider whether this statement is potentially misleading in light of the potential second reorganization of New AVRPX into SRDAX.

Response: This statement is accurate even in light of the potential reorganization of New AVRPX into SRDAX. The primary purpose of the Proposed Reorganization is to provide shareholders of Existing AVRPX with increased liquidity through investment in an open-end fund and lower fees and expenses, independent of any potential second reorganization. As explained in response to Comment 1, the Adviser has not made a final determination to propose a second reorganization, and no potential second reorganization has been submitted to, considered by or approved by the Board. However, even if the potential second reorganization had already been approved by the Board, the statement in question would continue to be accurate and not misleading. Shareholders of Existing AVRPX would be provided with increased liquidity because SRDAX, like New AVRPX, is an open-end fund, and shareholders would be provided with lower fund fees and expenses because the net expense ratio for SRDAX’s Class I shares (the class of shares that would be received by New AVRPX shareholders in a potential second reorganization) is lower than that of both Existing AVRPX and New AVRPX.

7)

Staff Comment: Please consider whether disclosure with respect to the potential second reorganization of New AVRPX into SRDAX should be included under “Why is the reorganization being proposed at this time?” on page 1 of the Prospectus/Proxy Statement. To the extent that the timing of the Proposed Reorganization relates to the potential second reorganization, please so disclose.

Response: The timing of the Proposed Reorganization has been determined based on factors specific to Existing AVRPX, as described in the response to the noted question in the Prospectus/Proxy Statement. It is not linked in any way to the timing of a potential second reorganization. While the Adviser intends to propose the potential reorganization of New AVRPX with and into SRDAX to the Board, the Adviser has not made a final determination to do so. As such, Existing AVRPX and New AVRPX do not believe it would be appropriate to add disclosure regarding the potential second reorganization in response to the noted question.

8)

Staff Comment: Under “Why is the reorganization being proposed at this time?” on page 1 of the Prospectus/Proxy Statement, it states that “Existing AVRPX currently invests primarily in liquid securities and has not employed leverage for investment purposes.” Please confirm supplementally that there will not be any repositioning of the Existing AVRPX portfolio following the Proposed Reorganization, or, if there will be any such repositioning, please explain supplementally the extent of such repositioning.

Response: New AVRPX hereby confirms that there will be no repositioning of the Existing AVRPX portfolio following the Proposed Reorganization.

9)

Staff Comment: Please consider disclosing, under “Summary of the Terms of the Reorganization of Existing AVRPX into New AVRPX” on page 12, that the potential second reorganization of New AVRPX into SRDAX will not occur in the event that the Proposed Reorganization does not receive the required shareholder approval.

Response: As discussed in response to Comment 7, the Adviser intends to propose the potential reorganization of New AVRPX with and into SRDAX to the Board. However, the Adviser has not made a final determination to do so. As a result, the Adviser does not believe that the suggested new disclosure would be appropriate given that the Adviser and Board would need to consider what other actions, if any, may be appropriate if the Proposed Reorganization does not receive shareholder approval.

10)

Staff Comment: Please explain supplementally whether the Board of Trustees of the Trust has considered the potential second reorganization of New AVRPX into SRDAX. If so, what did the Board consider and what were its conclusions? If not, please explain why not, particularly in light of the apparent commitment to the potential second reorganization.

Response: The Board of Trustees of the Trust has not yet considered any potential second reorganization of New AVRPX into SRDAX because it has not yet been proposed by the Adviser. There is currently no commitment to carry out any second reorganization, only a current intention by the Adviser to propose such a transaction to the Board following the Proposed Reorganization.

11)

Staff Comment: Please explain supplementally whether the expense estimates discussed under “Expenses of the Reorganization” on page 13 of the Prospectus/Proxy Statement relate only to the Proposed Reorganization or whether they also include the costs of the potential second reorganization of New AVRPX into SRDAX.

Response: The expense estimates discussed under “Expenses of the Reorganization” on page 13 of the Prospectus/Proxy Statement relate only to the Proposed Reorganization, and not to any potential second reorganization of New AVRPX into SRDAX. The Prospectus/Proxy Statement relates solely to the Proposed Reorganization. As discussed above, at this time, the Adviser intends to propose the potential reorganization of New AVRPX with and into SRDAX to the Board following the consummation of the Proposed Reorganization. However, the Adviser has not made a final determination to do so, and this potential transaction has not yet been submitted to, considered by, or approved by the Board. As a result, the Adviser believes that it would not be appropriate to include disclosure about expenses associated with the potential second reorganization in the Prospectus/Proxy Statement, and that doing so would be confusing to shareholders voting on the Proposed Reorganization.

12)

Staff Comment: Please revise the “Existing and Pro Forma Capitalization” table on page 15 of the Prospectus/Proxy Statement to include the estimated costs of the Proposed Reorganization as a pro forma adjustment to reduce the pro forma combined net assets following the Proposed Reorganization and an explanatory footnote describing what the adjustment represents.

Response: The requested changes have been made.

13)

Staff Comment: Please revise the “Existing and Pro Forma Capitalization” table on page 15 of the Prospectus/Proxy Statement to either remove the ratios of expenses to average net assets or to include, with appropriate explanatory footnotes, the New AVRPX (pro forma) Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After (Fee Waiver/Expense Reimbursement) in the fee table on page 3 of the Prospectus/Proxy Statement.

Response: The requested changes have been made.

14)

Staff Comment: Please disclose, under “Summary of 1940 Act Restrictions on Certain Activities” on page 24 of the Reorganization SAI, that New AVRPX may not acquire any illiquid investment if, immediately after the acquisition, New AVRPX would have invested more than 15% of its net assets in illiquid investments that are assets.

Response: The text under “Summary of 1940 Act Restrictions on Certain Activities” on page 24 of the Reorganization SAI will be revised as follows in the definitive Prospectus/Proxy Statement:

All percentage limitations on investments will apply at the time of investment and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment, except that with respect to Fundamental Investment Restriction (2) above, the Fund will take steps to restore the asset coverage ratio required under applicable law within three days after such deficiency occurs (excluding Sundays and holidays) or such longer period as may be permitted by applicable regulations. Except for the investment restrictions listed above as fundamental or to the extent designated as such in the Prospectus/Proxy Statement, the other investment policies described in this SAI or in the Prospectus/Proxy Statement are not fundamental and may be changed by approval of the Board. As an open-end investment company, the Fund may not acquire any illiquid investment if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments that are assets.

15)

Staff Comment: Please revise the Proxy Card so that the proposal reads “To approve the Agreement and Plan of Reorganization providing for the transfer of all of the assets, subject to liabilities, of Existing AVRPX to Stone Ridge All Asset Variance Risk Premium Fund, a series of Stone Ridge Trust (“New AVRPX”), in exchange for the issuance and delivery of Class I shares of New AVRPX and the assumption by New AVRPX of all of the liabilities of Existing AVRPX, and the distribution of such shares to the shareholders of Existing AVRPX in complete liquidation of Existing AVRPX.”

Response: The requested change has been made.

*        *        *

Should members of the Staff have any questions or comments, please contact the undersigned at (212) 257-4781 or daniel.whitney@stoneridgeam.com.

Very truly yours,

/s/ Daniel W. Whitney

Daniel W. Whitney

cc:	James Rothwell, Stone Ridge Asset Management LLC
Lauren D. Macioce, Stone Ridge Asset Management LLC
Lizzie Gomez, Stone Ridge Asset Management LLC